UNITED STATES
                        OMB APPROVAL
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549
                   OMB Number: 3235-0145

                 Expires: October 31, 2002
                        SCHEDULE 13D
                 Estimated average burden
                hours per response. . . 14.9
        Under the Securities Exchange Act of 1934


                ROYAL FINANCIAL CORPORATION
                      (Name of Issuer)

                        COMMON STOCK
              (Title of Class of Securities)

                          780275103
                       (CUSIP Number)

                   KENNETH S. AUGUST, ESQ.
              FELDHAKE, AUGUST & ROQUEMORE LLP
              19900 MACARTHUR BLVD., SUITE 850
                      IRVINE, CA 92612
                       (949) 553-5000

        (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        June 26, 2001

    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 780275103

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

   BBDSM CORPORATION (EIN:  33-0970924)

2. Check the Appropriate Box if a Member of a Group
   (See Instructions)

   (a)     X
   (b)

3. SEC Use Only.

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is
   Required Pursuant to Items 2(d) or 2(e)


6. Citizenship or Place of Organization                         California


Number of
Shares
Beneficially
Owned by
Each
Reporting
Person with

7. Sole Voting Power                                            40,000,000

8. Shared Voting Power                                                 N/A

9. Sole Dispositive Power                                       40,000,000

10. Shared Dispositive Power                                           N/A


11. Aggregate Amount Beneficially Owned by Each Reporting Person
40,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                 N/A

13. Percent of Class Represented by Amount in Row (11)              84.26%

14. Type of Reporting Person (See Instructions)                         CO


Item 1.        Security and Issuer

This statement on Schedule 13D (the "Statement") relates to the common stock of Royal Financial Corporation, a Nevada corporation ("Royal" or the "Issuer"). The principal executive office of Royal is 245 Citation Circle, Corona, California 92880.


Item 2.        Identity and Background

This Statement is filed on behalf of BBDSM Corporation ("BBDSM"), a California corporation that owns 84.26% of Royal. The business address for BBDSM Corporation is 4 Riviera Avenue, Coto de Caza, California 92679. Michel Attias, an adult individual residing in the County of Ventura, State of California, is the sole shareholder of BBDSM. BBDSM has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction during the last five years.


Item 3.        Source and Amount of funds or Other Consideration

Royal entered into a Share Exchange Agreement (the "Exchange Agreement") on May 21, 2001 with Patriot Manufacturing Corporation, a California corporation ("Patriot") whereby Royal issued 40,000,000 shares of its common stock to BBDSM, the sole shareholder of Patriot, in exchange for 100% of the issued and outstanding shares of Patriot (the "Exchange"). As a result of Royal's acquisition of Patriot, by virtue of the Exchange Agreement, BBDSM owns 84.26% of Royal, and Patriot is the wholly-owned subsidiary of Royal. Michel Attias is the sole shareholder of BBDSM. This constitutes a change in control and is part of Royal's modified business plan, as further detailed in Item 4 below.


Item 4.        Purpose of Transaction

The purpose of Royal's entry into the Exchange Agreement was to implement its modified business plan. Royal is changing its business from distressed mortgage lending to the development and manufacture of motorcycle products. Royal entered into the Exchange Agreement with Patriot based upon (1) Royal's expectations of Patriot's ability to compete well in the motorcycle development, manufacturing and distribution business; (2) the increase in the demand for mid-priced motorcycles; and (3) Patriot's name and reputation in the industry generally.

Patriot Manufacturing Corporation, a California corporation ("Patriot"), is an integrated motorcycle manufacturer that specializes in using unique design and manufacturing processes for the large displacement and heavy weight line of Rigid and Rubber Mount motorcycles. The configuration of each product model is the result of extensive product development by top industry design talents. These designs and styles have been transferred into a production model using a disciplined manufacturing technique commonly referred to in the industry as "cell manufacturing process protocol."

Patriot currently offers a diverse range of motorcycle designs and styles. They include the Rigid-Fury and Rubber Mounted - Dyna(, Phantom and Softail(, Big Easy and XXXcape. Models currently in development in preparation for future release to Patriot's growing dealer network are the Rigid-Tyranny and Rubber Mounted-Rigid, Fargo, Dyna(, Phantom II, Predator and Rampage; Softail(, Big Easy II, XXXcape II and Serine.

Patriot's assembly group develops a quality assurance environment and then continually maintains it in every individual primary and sub-station procedure. Patriot's present 6,000 square foot production facility contains nine lead stations and six sub-station zones. With a single integrated production line setup, the facility is scaleable to a manufacturing level of up to 750 units over the next twelve months.

With careful planning, design and engineering, Patriot is able to utilize many of its own components. These include the design and manufacture of special bearing cups machined in-house to accommodate the oversized front-end pin, as well as other notable features, such as outlining billet fork clamps with internal stops and brake ports, billet pullback risers, stainless steel wheel axles, stretched tanks, and custom oil bags. In addition to these technical features, Patriot designs all of its motorcycles to be products based on performance, quality, and price. Patriot motorcycles focus on power to weight ratios, ride and handling refinements, capacity for future custom configuration and general aesthetics. In addition, Patriot brings a unique service to its customers by allowing the customers to specifically design the end product down to the customization of colors and finish by dealer incentive exchange programs. All of Patriot's motorcycles are backed by a four-year limited warranty and an extended, transferable warranty that may be purchased for three additional years.


Item 5.        Interest in Securities of the Issuer

(a)

As a result of the Exchange Agreement, BBDSM owns 40,000,000 shares of Royal common stock, representing approximately 84.26% of the issued and outstanding shares of common stock as of June 5, 2001.


(b)

BBDSM may be deemed to have the sole power to vote or to direct the vote, and also has the sole power to dispose of or to direct the disposition of, at least 40,000,000 shares of common stock of Royal.


(c)

Other than the acquisition of 84.26% of the issued and outstanding shares of Royal which is reflected above, BBDSM does not own, beneficially or otherwise, other stock ownership in Royal.


(d)

Not applicable.


(e)

Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Patriot is a wholly-owned subsidiary of Royal, and BBDSM owns 84.26% of Royal's issued and outstanding common stock. Michel Attias is the sole shareholder of BBDSM, and the ultimate individual controlling shareholder of Royal.


Item 7.        Material to Be Filed as Exhibits

The following documents are filed as exhibits hereto:


1. Stock Exchange Agreement.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 28, 2001


__________/s/__________________
MICHEL ATTIAS, sole shareholder
BBDSM CORPORATION